FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: March 28, 2006

(Translation)

March 28, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Toshinori Arai, General Manager
Public Relations Division
+81-3-3798-6511

Company Split (BIGLOBE Business)

NEC Corporation (“NEC”) (NASDAQ: NIPNY) today announced that at the meeting of its board of directors held today it was decided that NEC will transfer its business relating to internet service business run by the BIGLOBE Operation Unit (“BIGLOBE Business”) to a new company (“New Company”) to be incorporated by way of company split (“Kaisha Bunkatsu”) under the Commercial Code of Japan (the “Split”), as of July 1, 2006.

1. Purpose of the Split

As Internet-related businesses have grown rapidly for years, many companies have used the funding from Initial Public Offering to accelerate their growth. In this highly competitive industry, access to such funding options and a nimble management structure for quick decision-making are essential for maintaining competitiveness. Under such circumstances, NEC decided to transfer its BIGLOBE Business to the New Company to adopt an innovative organizational culture that quickly responds to the market, optimize resource allocation and increase operation efficiencies, thus increasing competitive advantage and contributing to maximization of corporate value.

2. Outline of the Split

(1) Schedule of the Split

NEC’s Board approval:	March 28, 2006
Date of the Split:	July 1, 2006
Date of commercial registration:	July 3, 2006

(2) Method of the Split

(a) Method of the Split

Bunshagata-Shinsetsu-Bunkatsu in which NEC is the transferring party and New Company is the transferred party. In addition, pursuant to the provisions of Article 374-6 of the Commercial Code, NEC shall perform the Split without approval of the “Plan for Split” by its shareholders.

(b) Reason to choose Bunshagata-Shinsetsu-Bunkatsu

This method was chosen because it was determined to be the most efficient and time-saving method.

(3) Allocation of shares

New Company will issue 80,000 shares of common stock, and will allocate all these shares to NEC.

(4) Rights and obligations to be transferred from NEC to New Company

The following items will be transferred to New Company:

(a) Accounts receivable, inventories, tangible fixed assets, intangible fixed assets, and other assets which belong to BIGLOBE Business;

(b) Accounts payable, advance receipts and other liabilities which belong to BIGLOBE Business;

(c) Patents and other intellectual property rights which belong to BIGLOBE Business; and

(d) Contracts and all rights and obligations under the contracts with customers, distributors, vendors and other parties which belong to the BIGLOBE Business

NEC will loan to New Company its employees to provide their services for New Company.

(5) Prospects of paying debt obligations

NEC believes that based on the assets and liabilities to be transferred to New Company, the Split will not have a material effect on NEC’s financial position. Additionally, NEC and New Company are expected not to post any significant matters from their operations after the Split that are serious enough to affect their financial capabilities to pay their debt obligations. Therefore, NEC believes that NEC and New Company can pay their debts and obligations that will come due after the date of Split.

(6) Newly appointed Directors and Corporate Auditors

The newly appointed directors and corporate auditors of New Company are as follows:

Directors: Toru Katayama, Hiroshi Sakuma, Hisashi Mukai, Kazuyoshi Tanigishi, Hajime Matsukura

Corporate Auditors: Akio Yokota, Yoshinori Takasuka, Masanobu Hirayama

3. Summary of parties of the Split

(1) NEC (As of March 31, 2005)

Trade name	NEC Corporation
Field of business	Internet solution business including manufacture and sale of computers, telecommunications equipment, electron device as well as software and provision of their relative services

Date of incorporation	July 17, 1899

Location of head office	7-1, Shiba 5-chome, Minato-ku, Tokyo

Representative	Akinobu Kanasugi President

Share capital	337,820 million yen (as of March 31, 2005)

Total number of shares issued and outstanding	1,929,268 thousand shares (as of March 31, 2005)

Shareholders’ equity	914,250 million yen (as of March 31, 2005)

Total assets	2,487,750 million yen (as of March 31, 2005)

Date of settlement	March 31

Number of employees	23,168 (as of March 31, 2005)

Major customers	NTT group and government agencies and so on

Major shareholders and voting rights ratios

Japan Trustee Services Bank, Ltd. (Trust Account)                                                      5.06%

The Master Trust Bank of Japan, Ltd. (Trust Account)                                                4.25%

The Chase Manhattan Bank, N.A. London                                                                   2.48%

The State Street Bank and Trust Company 505103                                                      2.47%

Nippon Life Insurance Company                                                                                   2.13%

(as of March 31, 2005)

Main banks	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

(2) New Company

Trade name	NEC BIGLOBE, Ltd.
Field of business	Internet service business and other business relating thereto

Date of incorporation	July 1, 2006

Location of head office	11-1, Osaki 1-chome, Shinagawa-ku, Tokyo

Representative	Toru Katayama (planned) President

Share capital	4,000 million yen

Total number of shares issued	80,000 shares

Date of settlement	March 31

Number of employees	500 (planned)

Major customers	Carrier, Broadcasting company, Individual

Major shareholders and voting rights ratios	NEC Corporation 100% (as of July 3, 2006)

(3) Relationship of the parties

Shareholding	New Company will be a wholly owned subsidiary of NEC.

Management	NEC will dispatch its employees as directors of New Company.

Transaction	Parties will provide their products and services to each other.

(4) Business results for the last three years

	NEC Corporation
Fiscal year ended on	March 31, 2003	March 31, 2004	March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividends per share (yen)	0.00	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

4. Description of the business to be Split

(1)	Business to be transferred

Internet service business run by BIGLOBE Operation Unit. The sales volume of BIGLOBE Business is approximately 60.0 billion Yen for the fiscal year ended March 31, 2005.

(2)	Assets and liabilities to be transferred

The amount of assets and liabilities to be transferred is, as of December 31, 2005, approximately 33,200 million Yen and 9,200 million Yen, respectively.

5. NEC’s circumstances after the Split

(1) Trade name	NEC Corporation

(2) Field of business	Internet solution business including manufacture and sale of computers, telecommunications equipment and electron devices as well as software and provision of their related services

(3) Location of head office	7-1, Shiba 5-chome, Minato-ku, Tokyo

(4) Representative	Kaoru Yano, President

(5) Stated Capital	337,820 million Yen (As of March 31, 2005. The Stated Capital will not be decreased by way of the Split.)

(6) Date of settlement	March 31

(7) Effect on business results	The Split will not have a material effect on NEC’s business results.

***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.